Exhibit 99.1

iClick Interactive Asia Group Limited Issues $30-Million Convertible Notes to LIM Advisors

September 12, 2018 08:30 AM Eastern Daylight Time

HONG KONG—(BUSINESS WIRE)—iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), today announced the sale at par of US$30 million in aggregate principal amount of mandatory convertible notes due September 12, 2023 (the “Notes”) to a fund managed by LIM Advisors Limited (“LIM”), a non-U.S. person, in an offshore transaction exempt from registration with the U.S. SEC under Regulation S of the United States Securities Act of 1933, as amended (the “Securities Act”). CLSA acted as the Company’s exclusive financial advisor for the placement.

iClick intends to use the proceeds from the issuance of the Notes for further expansion in international markets and enhancement of its New Retail and Business Intelligence solutions, as well as investment, acquisition and business collaboration opportunities that align strategically with the Company’s long-term goals.

“Our successful business strategy has continued to deliver concrete results, while helping us gain support in the financial community,” said Sammy Hsieh, CEO and Co-founder of iClick. “We believe this new financing will help us achieve continued positive results by allowing us to enhance our strong product suite and established international network.”

“This transaction represents a deep value investment opportunity for our investors, as we see significant business growth potential for iClick. We are excited to be part of the Company’s continuing expansion,” said George W. Long, Chairman and Chief Investment Officer of LIM.

The Notes will be convertible at the conversion price, at the option of a holder, into the Company’s American depositary shares (“ADSs”), each representing one-half of an ordinary share of the Company as of the date of this press release. The conversion price will be calculated as an 8% discount to the lower of the VWAP (volume weighted average price) of the ADSs over a certain period, or a fixed price of $8, subject to adjustments upon the occurrence of certain dilutive events, provided that the conversion price (on a per-share basis) will not be lower than the net book value per share of the Company and the total number of ordinary shares (including those in the form of ADSs) delivered under the Notes will not exceed a certain ratio of the total shares outstanding as of the issue date of the Notes, subject to adjustments upon the occurrence of certain dilutive events. A Notes holder may convert its Notes, in whole or in part, at any time on and after the 41st day after the issue date and up to the close of business on the day preceding the maturity date. At maturity, any outstanding principal amount of the Notes will be mandatorily converted. The Company will not have the right to redeem the Notes prior to maturity. The Company has an option to pay a cash settlement amount instead of delivering ADSs, subject to certain conditions. A Notes holder may require the Company to redeem its Note upon a change of control of the Company.

The Notes, the ADSs deliverable upon conversion of the Notes and the ordinary shares represented thereby, have not been registered under the Securities Act or any state securities laws and are subject to restrictions on transferability and resale. They may not be transferred or resold absent registration or an applicable exemption from registration as permitted under the Securities Act and other applicable securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and data technology platform that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfills various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick Interactive was established in 2009, currently operating in nine locations worldwide including Asia and London.

About LIM Advisors

LIM Advisors is one of the longest continually operating alternatives investment managers in Asia. For further information visit www.limadvisors.com.

About CLSA

CLSA is Asia’s leading capital markets and investment group, providing global investors with insights, liquidity and capital to drive their investment strategies. As the international platform of CITIC Securities (SSE: 600030, SEHK: 6030), China’s largest investment bank, CLSA is uniquely positioned to facilitate cross-border capital flows and connect China with the world and the world to China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile strategies; relative percentage of its gross billing recognized as net revenues under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For investor and media inquiries:
In China:
iClick Interactive Asia Group Limited
Jie Jiao
Tel: +852-3700-9065

E-mail: ir@i-click.com
or
In the United States:
PondelWilkinson Inc.
Evan Pondel/Laurie Berman
Tel: +1-310-279-5980
E-mail: epondel@pondel.com or lberman@pondel.com